Exhibit 12.1

Summit Hotel Properties, Inc.

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(1)

(Dollars in Thousands)

(Unaudited)

	Year Ended December 31, 2012
Pro forma earnings
Pre-tax income (loss) from continuing operations	$(2,700)
Interest expense	13,420
Amortization of financing costs	2,298
Amortization of capitalized interest	599
Total Earnings	$13,617

Pro forma fixed charges
Interest expense	$13,420
Capitalized interest	53
Amortization of financing costs	2,298
Total fixed charges	$15,771

Pro forma preferred stock dividends	$9,969

Pro forma combined fixed charges and preferred stock dividends	$25,740

Pro forma ratio of earnings to combined fixed charges and preferred stock dividends	0.53	(2)

(1)                                 Assumes that: (i) 3,000,000 shares of 7.125% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), of Summit Hotel Properties, Inc. (the “Company”) were issued on January 1, 2012; and (ii) the net proceeds from the offering of the Series C Preferred Stock were used to repay approximately $72.4 million of outstanding borrowings drawn on the Company’s revolving credit facility on January 1, 2012.

(2)                                 For this period, pro forma earnings were less than pro forma fixed charges.  The amount of the deficiency, or the amount of pro forma combined fixed charges and preferred stock dividends, including pro forma Series C Preferred Stock dividends, in excess of pro forma earnings, was approximately $12.1 million.